N E W S R E L E A S E

TABAKOTO MINE UPDATE

January 13, 2006

Nevsun Resources Ltd. (NSU –TSX/AMEX) reports that its subsidiary Tambaoura Mining Company SA (the “Company”) and Fire Ring Trading 39 (Pty) Limited (trading as MDM) have agreed that the Company will itself complete the work remaining to be completed at the Company's Tabakoto project. The parties have agreed to co-operate fully to assist with the execution of the work, commissioning and performance testing necessary to complete the project.

Site management under the direction of Nevsun’s Chief Operating Officer is currently organizing the takeover at Tabakoto.

A new start date for commissioning the milling plant with ore feed is under review. The Company expects to reach commercial production during Q1 of 2006.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com